Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-253293

Ford Motor Credit Company LLC

Final Term Sheet

6.800% Notes due 2028

Issuer:	Ford Motor Credit Company LLC

Trade Date:	April 3, 2023

Settlement Date:	April 6, 2023 (T+3)

Stated Maturity:	May 12, 2028

Principal Amount:	$1,500,000,000

Interest Rate:	6.800%

Benchmark Treasury:	3.625% due March 31, 2028

Benchmark Treasury Yield and Price:	3.532%; 100-13+

Yield to Maturity:	6.800%

Price to Public:	99.987% of principal amount plus accrued interest from April 6, 2023

Underwriting Discount:	0.750%

Net Proceeds (Before Expenses) to Issuer:	$1,488,555,000 (99.237%)

Interest Payment Dates:	Semi-annually on each May 12 and November 12, beginning November 12, 2023 (long first coupon)
Redemption Provision:

Make-Whole Call: The Notes may be redeemed, in whole or in part, prior to April 12, 2028 (one month prior to maturity date) (the “Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Par Call: The Notes may be redeemed, in whole or in part, on or after April 12, 2028 (one month prior to maturity date), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SG Americas Securities, LLC SMBC Nikko Securities America, Inc.

BNP Paribas Securities Corp. Commerz Markets LLC Wells Fargo Securities, LLC

Co-Managers:	CIBC World Markets Corp. U.S. Bancorp Investments, Inc. Blaylock Van, LLC C.L. King & Associates, Inc. Mischler Financial Group, Inc. R. Seelaus & Co., LLC

CUSIP/ISIN:	345397C92 / US345397C924

It is expected that delivery of the Notes will be made against payment therefor on or about April 6, 2023, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649, SG Americas Securities, LLC at 1-855-881-2108, or SMBC Nikko Securities America, Inc. at 1-888-868-6856.

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